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SEC
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MAR 0 4 2014

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67158

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 AND ENDING 12/31/13
 MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
DVB Capital Markets LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

609 Fifth Avenue, 5th Floor

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

New York	**NY**	**10017**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Johnson, CEO and President **(212) 858 - 2624**
 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey LLP

(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas, 5FL	**New York**	**NY**	**10036**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/14

OATH OR AFFIRMATION

I, Mark Johnson, CEO and President _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DVB Capital Markets LLC _____ , as of December 31 _____ , 20 13 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

PARKINSON T SMALL JR
Notary Public, State of New York
No. 01SM6178608
Qualified in Queens County
Commission Expires Dec. 03, 2015

Notary Public

Signature

Mark S. Johnson
President and CEO
DVB Capital Markets LLC
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Contents



Independent Auditor's Report

To the Board of Directors and Member
DVB Capital Markets LLC
New York, New York

Report on the Financial Statement

We have audited the accompanying statement of financial condition of DVB Capital Markets LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of DVB Capital Markets LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

McGladrey LLP

New York, New York
February 28, 2014

1

DVB Capital Markets LLC

Statement of Financial Condition
December 31, 2013

ASSETS

Cash and cash equivalents	$ 8,471,536
Accounts receivable	942,013
Deferred tax asset	31,738
Other assets	16,048
Total assets	**$ 9,461,335**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 1,756,665
Payable to affiliate	623,027
Income taxes payable, parent company	1,371,601
Total liabilities	**3,751,293**
Commitments, Contingencies and Guarantees	
Subordinated borrowings	2,560,000
Member's equity	3,150,042
Total liabilities and member's equity	**$ 9,461,335**

See Notes to Statement of Financial Condition

DVB Capital Markets LLC

Notes to Statement of Financial Condition

Note 1. Nature of Business and Organization

DVB Capital Markets LLC (the "Company") was established on October 21, 2005 and is a wholly owned subsidiary of DVB Holding (US) Inc. (the "Parent"), which itself is wholly owned by DVB Bank SE ("DVB Bank"). The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides DVB Bank's global clients and new client relationships in the transportation sector with capital raising and financial advisory services, including access to the U.S. capital markets through equity and debt placements and public offerings and mergers and acquisitions and restructuring services.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker-dealer that carries no margin accounts and promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for or owe money or securities to customers, and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as a Special Account for the Exclusive Benefit of Customers of the Company, is exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3.

Note 2. Significant Accounting Policies

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions, including those regarding financial instrument valuations and certain accrued liabilities that affect the related amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

The Company defines cash and cash equivalents as highly liquid investments with original maturities of three months or less at the time of purchase. From time to time, the Company's account balance held at financial institutions exceeds Federal Deposit Insurance Corporation ("FDIC") insurance coverage and, as a result, there is a concentration of credit risk related to the balance on deposit in excess of FDIC insurance coverage. The Company believes that the risk of loss is not significant.

Accounts receivable are recorded when revenue is recognized and are presented in the balance sheet net of the allowance for doubtful accounts. Accounts receivable are written off when they are determined to be uncollectible. The allowance for doubtful accounts is estimated based on the Company's historical experience, the existing economic conditions, and the financial stability of its customers. The Company believes no allowance for doubtful accounts is necessary as of December 31, 2013.

The Company has elected to be treated as a corporation for federal and state income tax purposes and utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to the tax authorities are recognized on the financial statements of the parent company, which is the taxpayer for income tax purposes. Pursuant to a tax-sharing arrangement, the members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the parent company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company was separately filing its tax returns.

DVB Capital Markets LLC

Notes to Statement of Financial Condition

Note 2.   Significant Accounting Policies (Continued)

The result of these allocations is reported on the accompanying statement of financial condition under the captions income taxes payable, parent company or refundable income taxes, parent company.

The Company also recognizes deferred tax assets on deductible temporary differences and deferred tax liabilities on taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. As those differences reverse, they will enter into the determination of future taxable income included in the consolidated tax returns. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Financial Accounting Standards Board ("FASB") Accounting Standards Codification Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2013, management has determined that there are no uncertain tax positions. With few exceptions, the Company is no longer subject to income tax examinations by U.S. federal, state or local tax authorities for years before 2010.

Note 3.   Related Party Activities

The Company has various service agreements with the Parent and various other subsidiaries of the Parent and DVB Bank. The Company shares many of the same resources to benefit from infrastructural cost savings in the conduct of its business.

The Parent and other entities under common ownership provide office space and various other administrative services, as defined in the respective service-level agreements, to the Company. In addition, the Company provides certain intragroup advisory services.

On March 16, 2006, the Company entered into an equity subordinated loan agreement with DVB Bank. The effective date of the agreement is April 24, 2006. The interest rate on the loan is at 3-month LIBOR plus 2% (2.24% at December 31, 2013). The loan matures on April 30, 2017. As of December 31, 2013, the outstanding amount on the loan is $560,000.

The Company also entered into a $15,000,000 revolving subordinated loan agreement with DVB Bank. The interest rate on the loan is at 3-month LIBOR plus 2% (2.21% at December 31, 2013). The loan matures on April 30, 2017. The purpose of the revolving credit arrangement was to assist the Company in maintaining liquidity and regulatory capital for the purpose of future underwriting transactions. As of December 31, 2013, the Company's outstanding balance on this loan was $2,000,000.

These subordinated loans are approved by FINRA for inclusion as equity by the Company in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

DVB Capital Markets LLC

Notes to Statement of Financial Condition

Note 4.   Income Tax

The tax effects of temporary differences that give rise to significant components of the deferred tax assets at December 31, 2013 are presented below:

Deferred tax assets:
Start-up costs $ 31,738

                                                        $ 31,738

Note 5.   Employee Benefit Plans

The Company contributes for eligible staff to a 401(k) plan sponsored by DZ BANK AG's New York Branch. The principal shareholder of DVB Bank is DZ BANK AG ("DZ BANK"), a banking organization registered under the laws of Germany. The plan sponsor matches the employee contributions up to an amount of 100% of an employee's contribution, with the matching amount subject to a maximum of 5%. Eligible employees are vested for the matched amount over a four-year step-up period. The vesting schedule would be 25% in year one, 50% in year two, 75% in year three and 100% in year four.

The Company participates in a health plan with DZ BANK's New York Branch.

The Company also participates in a defined benefit plan sponsored by DZ BANK's New York Branch for eligible staff. All salaried employees with over one year of service are eligible to participate in the defined benefit plan.

Note 6.   Regulatory Requirements

The Company, as a registered broker-dealer, is subject to the SEC Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital equal to $100,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2013, the Company had net capital and excess net capital of $4,720,243 and $4,470,157, respectively. The ratio of aggregate indebtedness to net capital was approximately .79 to 1.

Note 7.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

DVB Capital Markets LLC

Statement of Financial Condition

December 31, 2013

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

February 28, 2014

Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registration and Examinations
Mail Stop 2521
100 F Street, NE
Washington, DC 20549



RE: **DVB Capital Markets LLC**
AUDIT DATE: **December 31, 2013**

Gentlemen:

Enclosed please find the following reports pursuant to the filing requirements of Rule 17a-5 of the Securities and Exchange Commission:

2:     Report Pursuant to Rule 17a-5
2:     Statement of Financial Condition (separately bound)
2:     Report Pursuant to Rule 17a-5(e)(4)

Since a separately bound copy of the Statement of Financial Condition is enclosed, we request confidential treatment of the Report Pursuant to Rule 17a-5.

Very truly yours,

DVB Capital Markets LLC

By: Mark Johnson
     President and CEO

Enclosures